SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

March 31, 2004

COMMISSION FILE NUMBER:

01-31380

KIRKLAND LAKE GOLD INC.

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ●.

KIRKLAND LAKE GOLD INC.

UNAUDITED INTERIM FINANCIAL STATEMENTS

 NINE MONTH PERIOD ENDED JANUARY 31, 2004

 (EXPRESSED IN CANADIAN DOLLARS)

NOTICE TO READER

We have compiled the balance sheet of Kirkland Lake Gold Inc. as at January 31, 2004 and the statements of operations and deficit and cash flows for the period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. In addition to the preparation of quarterly financial statements Ross, Pope & Company also provides payroll services to Kirkland Lake Gold Inc. Readers are cautioned that these statements may not be appropriate for their purposes.

Kirkland Lake, Ontario March 4, 2004	ROSS, POPE & COMPANY CHARTERED ACCOUNTANTS

KIRKLAND LAKE GOLD INC.
BALANCE SHEETS (UNAUDITED)

AS AT JANUARY 31, 2004 AND APRIL 30, 2003

(EXPRESSED IN CANADIAN DOLLARS)

	JANUARY 31	APRIL 30
	2004	2003
Assets

Current assets
Cash and cash equivalents	$9,055,708	$3,664,607
Short-term investments	190,000	190,000
Accounts receivable	564,406	313,168
Inventories (Note 3)	1,590,182	583,290
Prepaid expenses and deposits	407,716	444,220

	11,808,012	5,195,285

Deferred finance charges (Note 7)	519,367	6,250
Mineral properties (Note 4)	12,418,174	8,117,495
Property, plant and equipment (Note 5)	8,999,236	5,971,094
Mine closure bonds	2,043,435	2,043,435

	$35,788,224	$21,333,559

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$5,761,273	$3,464,472
Current portion of notes payable (Note 6)	-	1,926,849
Convertible loans (Note 7.a)	2,187,500	2,176,622

	7,948,773	7,567,943

Convertible loans (Note 7.b)	870,373	-
Provision for reclamation and site restoration	2,043,435	2,043,435

	10,862,581	9,611,378

Shareholders' Equity
Capital stock (Note 8)
Authorized
Unlimited common shares without par value
Issued
33,365,589 (April 30, 2003 - 24,076,166) common shares	41,459,812	17,757,582
Options (Note 9)	153,266	112,362
Warrants (Note 10)	4,370,247	696,270
Equity component of convertible loans (Note 7)	271,839	82,728
Contributed surplus (Note 7.a)	18,010	18,010
Deficit	(21,347,531)	(6,944,771)

	24,925,643	11,722,181

	$35,788,224	$21,333,559

Nature of operations and going concern (Note 1)
Subsequent events (Note 14)
Approved by the Board of Directors:

(signed) "Brian E. Bayley" Director (signed) "S. Paul Kostuik" Director

See accompanying notes to interim financial statements.

KIRKLAND LAKE GOLD INC.
STATEMENTS OF OPERATIONS AND DEFICIT (UNAUDITED)

PERIODS ENDED JANUARY 31, 2004 AND 2003

(EXPRESSED IN CANADIAN DOLLARS)
	THREE MONTH	THREE MONTH	NINE MONTH	NINE MONTH
	PERIOD ENDED	PERIOD ENDED	PERIOD ENDED	PERIOD ENDED
	JANUARY 31	JANUARY 31	JANUARY 31	JANUARY 31
	2004	2003	2004	2003

Mining revenue	$3,390,189	$2,153,418	$5,694,722	$10,227,413
Operating costs	6,480,161	2,860,858	15,699,300	7,899,138
Amortization and depletion	368,610	174,089	875,729	499,786

Operating income (loss)	(3,458,582)	(881,529)	(10,880,307)	1,828,489

General and administrative	458,107	328,315	1,225,952	1,065,492
Royalties	98,325	45,867	144,275	206,827
Exploration	1,293,548	551,176	1,586,957	1,779,769
Amortization of finance charges	195,310	61,265	234,696	158,679
Interest and bank charges	252,380	148,624	372,440	461,908
Foreign exchange loss	861	-	3,983	-
Interest and other income	(16,064)	(15,105)	(45,851)	(49,810)

	2,282,467	1,120,142	3,522,452	3,622,865

Loss for the period	(5,741,049)	(2,001,671)	(14,402,759)	(1,794,376)
Deficit - beginning of period	(15,606,482)	(1,802,498)	(6,944,772)	(2,009,793)

Deficit - end of period	$(21,347,531)	$(3,804,169)	$(21,347,531)	$(3,804,169)

Basic and diluted loss per share	$(0.19)	$(0.10)	$(0.51)	$(0.09)

Basic and Diluted Weighted
Average number of shares
outstanding	30,278,313	20,139,131	28,311,346	19,204,491

See accompanying notes to interim financial statements.

KIRKLAND LAKE GOLD INC.
STATEMENT OF CASH FLOWS (UNAUDITED)

PERIODS ENDED JANUARY 31, 2004 AND 2003

(EXPRESSED IN CANADIAN DOLLARS)

	THREE MONTH	THREE MONTH	NINE MONTH	NINE MONTH
	PERIOD ENDED	PERIOD ENDED	PERIOD ENDED	PERIOD ENDED
	JANUARY 31	JANUARY 31	JANUARY 31	JANUARY 31
	2004	2003	2004	2003
Cash flows from operating
activities
Loss for the period	$(5,741,049)	$(2,001,671)	$(14,402,759)	$(1,794,376)
Items not affecting cash
Amortization and depletion	368,610	174,089	875,729	499,786
Accretion of interest and finance
charges	238,176	146,740	378,208	456,005
Stock-based compensation	32,803	3,568	64,330	11,587
Changes in non-cash working capital
items
Accounts receivable	(259,291)	479,182	(251,238)	(360,874)
Inventories	(64,174)	506,779	(1,006,892)	(827,691)
Prepaid expenses and deposits	(285,172)	(342,169)	36,504	(318,925)
Accounts payable and accrued
liabilities	(262,159)	547,607	1,606,080	2,053,705

	(5,972,256)	(485,875)	(12,700,038)	(280,783)

Cash flows from financing activities	-	-	-	-
Net proceeds from issuance of
capital stock	16,031,135	4,432,115	26,604,968	6,813,524
Proceeds from issuance of
convertible loans	-	-	1,000,000	2,500,000
Finance charges	-	-	-	(25,000)
Payment of notes payable and
convertible loans	(1,000,000)	(1,000,000)	(2,000,000)	(3,312,500)

	15,031,135	3,432,115	25,604,968	5,976,024

Cash flows applied to investing
activities
Purchase of property, plant and
equipment	(1,187,236)	(10,634)	(3,146,869)	(745,034)
Additions to mineral properties	(1,101,328)	(2,065,432)	(4,366,960)	(4,295,733)

	(2,288,564)	(2,076,066)	(7,513,829)	(5,040,767)

Increase in cash and cash
equivalents	6,770,315	870,174	5,391,101	654,474
Cash and cash equivalents -
Beginning of period	2,285,393	3,453,690	3,664,607	3,669,390

Cash and cash equivalents - End of
period	$9,055,708	$4,323,864	$9,055,708	$4,323,864

Supplemental cash flow information (Note 13)

See accompanying notes to interim financial statements.

KIRKLAND LAKE GOLD INC.

NOTES TO INTERIM FINANCIAL STATEMENTS (UNAUDITED)

NINE MONTHS ENDED JANUARY 31, 2004

(EXPRESSED IN CANADIAN DOLLARS)

1. NATURE OF OPERATIONS AND GOING CONCERN

Kirkland Lake Gold Inc. (the company) owns gold mining and milling operations in Kirkland Lake, Canada, which were inactive when acquired in December 2001 and have been placed back into production. The continued operations of the company are dependent upon the existence of sufficient economically recoverable reserves, the ability of the company to obtain financing as required to sustain the development, and upon future profitable production.

At January 31, 2004, the company had working capital of $3,859,239 and commitments to spend $6,661,000 on exploration under a previous flow through financing. Management believes that funds from operations and other sources of financing will be sufficient to meet the company's obligations for the coming year. The company has plans to raise additional financing to meet it's obligations and while the company has been successful in obtaining financing in the past, there can be no assurance that it will be able to do so in the future.

The company's ability to continue as a going concern is dependent on future financings until the attainment of profitable and cash-generating operations sufficient to sustain the company. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the company be unable to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying unaudited interim financial statements are prepared in accordance with generally accepted accounting principals ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual audited financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim financial statements should be read in conjunction with the company's financial statements including the notes thereto for the year ended April 30, 2003.

3. INVENTORIES

	JANUARY 31	APRIL 30
	2004	2003

Mine operating supplies	$491,671	$74,802
Dore bars	302,308	-
Gold in process	796,203	508,488

	$1,590,182	$583,290

KIRKLAND LAKE GOLD INC.

NOTES TO INTERIM FINANCIAL STATEMENTS (UNAUDITED)

NINE MONTHS ENDED JANUARY 31, 2004

(EXPRESSED IN CANADIAN DOLLARS)

4. MINERAL PROPERTIES

	JANUARY 31	APRIL 30
	2004	2003

Balance - Beginning of period	$8,117,495	$2,037,369

Additions:
Rehabilitation and development costs	4,300,679	6,188,717
Depletion	(208,415)	(108,591)

Balance - End of period	$12,418,174	$8,117,495

Balances, net of depletion are as follows:
	JANUARY 31	APRIL 30
	2004	2003

Acquisition allocation	$772,879	$795,674
Underground development	8,742,164	4,412,246
Underground pumping	1,915,357	1,917,522
Mill and surface facilities rehabilitation	145,092	149,371
Lakeshore underground access ramp	842,682	842,682

	$12,418,174	$8,117,495

5.  PROPERTY, PLANT AND EQUIPMENT

		JANUARY 31 2004
		ACCUMULATED
	COST	AMORTIZATION	NET

Computer equipment	$143,794	$62,131	$81,663
Mine and mill equipment	10,346,953	1,490,660	8,856,293
Vehicles	78,142	16,862	61,280

	$10,568,889	$1,569,653	$8,999,236

		APRIL 30, 2003
		ACCUMULATED
	COST	AMORTIZATION	NET

Computer equipment	$115,359	$29,040	$86,319
Mine and mill equipment	6,712,710	865,971	5,846,739
Vehicles	45,364	7,328	38,036

	$6,873,433	$902,339	$5,971,094

KIRKLAND LAKE GOLD INC.

NOTES TO INTERIM FINANCIAL STATEMENTS (UNAUDITED)

NINE MONTHS ENDED JANUARY 31, 2004

(EXPRESSED IN CANADIAN DOLLARS)

6. NOTES PAYABLE

The company signed notes payable in connection with the acquisition of the mineral property and mining assets in Kirkland Lake, Ontario . The notes are non-interest bearing and are payable on the following dates:

		JANUARY 31	APRIL 30
	Principal	2004	2003

June 11, 2002 (paid)	$1,000,000	$-	$-
June 14, 2002 (paid)	1,000,000	-	-
December 13, 2002 (paid)	1,000,000	-	-
June 11, 2003 (paid)	1,000,000	-	988,493
December 13, 2003 (paid)	1,000,000	-	938,356

		$-	$1,926,849

The non-interest bearing notes were discounted at 10% per annum, which is estimated to be consistent with similar borrowings which would have been available to the company.

	JANUARY 31	APRIL 30
	2004	2003

Balance - Beginning of period	$1,926,849	$4,641,370

Acquisition	-	-
Accretion of interest	73,151	285,479
Less: payments	(2,000,000)	(3,000,000)

Balance - End of period	$-	$1,926,849

7. CONVERTIBLE LOANS

(a) On June 11, 2002, the company completed loan financing of $2,500,000. The loans have a term of one year (expiring June 11, 2004), which have been extended for one year at the company's option (see below), and bear interest at the rate of 10% per year.

The principal amount of the loans are conv ertible at the lenders' option into special warrants at the rate of $4.00 per special warrant and the accrued interest is convertible into special warrants at the rate equal to the higher of $4.00 per special warrant or the then market price of the company's shares. Each special warrant, including those issued as a bonus, is convertible into one common share of the company.

The company has determined the value of the equity conversion feature of the convertible loans to be $94,546 using the Black-Scholes option pricing model. The remainder of $2,405,454 was classified as debt.

During the year ended April 30, 2003, the company redeemed part of the convertible loans with a face value of $312,500.

KIRKLAND LAKE GOLD INC.

NOTES TO INTERIM FINANCIAL STATEMENTS (UNAUDITED)

NINE MONTHS ENDED JANUARY 31, 2004

(EXPRESSED IN CANADIAN DOLLARS)

7. CONVERTIBLE LOANS (CONT'D)

As a result of the redemption $11,818 of the value of the equity conversion feature of the convertible loans was transferred to contributed surplus leaving a balance of $82,728 as the equity component of convertible loans.

On December 5, 2003, the lenders received 109,375 common shares, at a fair value of $4.78, to extend the maturity date of the $2,187,500 note payable to June 11, 2004. The fair value of the shares has been recorded as finance charges of $522,813 and will be amortized over the remaining term of the loan.

(b) On August 11, 2003, the company completed a loan financing of $1,000,000. The loan has a term of eighteen months (expiring February 11, 2005), which can be extended for eighteen months at the company's option (see below), and bears interest at the rate of 10% per year.

The principal amount of the loan is convertible at the lenders' option into common shares at the rate of $4.00 per common share and the accrued interest is convertible into common shares at the rate equal to the higher of $4.00 per common share or the then market price of the company's shares. If the loan is converted or repaid before the first anniversary date of the closing in August 2003, the lenders shall receive one year's worth of interest (excluding interest converted into shares) on the original loan amount.

The company has determined the value of the equity conversion feature of the convertible loans to be $189,111 using the Black-Scholes option pricing model. The remainder of $810,889 was classified as debt.

On August 11, 2003 the lender received an aggregate of 75,000 common shares at $3.00 per common share, as a bonus for making the loans, which have been determined to have a fair value of $225,000 and will be amortized over the initial term of the loan.

At the company's option, the maturity date of the loan may be extended 18 months by the issuance of 75,000 common shares. The common shares, when issued, will be subject to a four month hold period from issuance of such common shares. If the loan is redeemed by the company within the first or second 18 month term, the lender shall also receive warrants to purchase that number of common shares equal to 0.2875 times the amount of unpaid principal. The warrants would be exercisable at $4.00 per share until the next 18 month anniversary of the loan.

(c) A summary of deferred finance charges incurred and amortization during the period is shown below.

	JANUARY 31	JANUARY 31
	2004	2003

Balance - Beginning of period	$6,250	$-

Finance charges incurred	747,813	243,266
Less: amortization	(234,696)	(158,679)

Balance - End of period	$519,367	$84,587

KIRKLAND LAKE GOLD INC.

NOTES TO INTERIM FINANCIAL STATEMENTS (UNAUDITED)

NINE MONTHS ENDED JANUARY 31, 2004

(EXPRESSED IN CANADIAN DOLLARS)

8. CAPITAL STOCK

	Number of	Stated
	shares	value

Balance - May 1, 2003	24,076,166	$17,757,582

Issued for cash
Exercise of options	490,100	717,561
Exercise of warrants	734,948	1,538,085
Common shares issued	8,064,375	26,790,813
Share proceeds allocated to warrants	-	(3,810,043)
Share issuance costs	-	(1,534,186)

Balance - January 31, 2004	33,365,589	$41,459,812

(a) On August 8, 2003, the company closed the first of two tranches of a private placement of 3,755,000 units. In the first tranche, the company sold 3,554,000 units at $2.60 per unit to raise gross proceeds of $9,240,400. On August 26, 2003, the company closed the second tranche and sold 201,000 units at $2.60 per unit to raise gross proceeds of $522,600. Each unit consisted of one common share and one-half of a share purchase warrant. Each whole warrant will entitle the holder to purchase a further common share for a period of two years (expiring August 26, 2005) at a price of $3.00 per share. The company incurred commissions, fees and legal costs totalling $538,080 in connection with this placement. The share purchase warrants issued as part of this placement have been recorded at a fair value of $2,150,084.

(b) On November 14, 2003, the company completed it's "Flow Through" financing, raising $7,700,000 through the sale of 1,925,000 shares at $4.00 per share (including a 10% over-allotment option which was exercised by the Agents). The proceeds from the financing are being used to fund further exploration expenses on the company's Kirkland Lake, Ontario, mining properties, which expenses shall qualify as "Canadian Exploration Expenses" under the Income Tax Act (Canada). A fee of 5% of the proceeds raised was paid to the Agents. The company also issued the Agents compensation warrants to purchase that number of common shares equal to 5% of the Shares sold, which options are exercisable for a period of 24 months (expiring November 14, 2005) at a price of $3.60 per share. All shares issued and issuable will be subject to restrictions on resale for a period of four months from closing. The company incurred commissions, fees and legal costs totalling $430,499 in connection with this placement. The compensation warrants issued as part of this placement have been recorded at a fair value of $158,788.

(c) The company completed on December 2, 2003 a private placement of 2,200,000 units at a price of $3.90 per unit for gross proceeds of $8,580,000. Each unit consisted of one common share and one-half of a share purchase warrant. Each whole warrant is exercisable for a period of 18 months (expiring June 1, 2005) at a price of $4.40 per share. Two family trusts, the beneficiaries of which are the spouse and sister of the company's Chairman, D. Harry W. Dobson, subscribed for over 50% of the placement. The company incurred commissions, fees and legal costs totalling $406,819 in connection with this placement. The share purchase warrants issued as part of this placement have been recorded at a fair value of $1,659,959.

(d) On December 5, 2003, the company issued 109,375 common shares, at a fair value of $4.78 per common share, to extend the maturity date of the $2,187,500 note payable to June 11, 2004 (Note 7.a).

(e) On August 11, 2003 the company issued 75,000 common shares at a fair value of $3.00 per common share, as a bonus on the $1,000,000 convertible loan financing (Note 7.b).

KIRKLAND LAKE GOLD INC.

NOTES TO INTERIM FINANCIAL STATEMENTS (UNAUDITED)

NINE MONTHS ENDED JANUARY 31, 2004

(EXPRESSED IN CANADIAN DOLLARS)

9. OPTIONS

The company has adopted a stock option plan. The plan allows the company to grant options to directors, senior officers and employees of or consultants to the company and its subsidiaries or employees of a corporation providing management services to the company. The aggregate number of shares which may be subject to issuance pursuant to options granted under this Plan is 930,000 Shares (which, for clarification, is less than 10% of the then 21,763,027 Shares issued and outstanding after deducting the 1,245,500 Shares subject to issuance pursuant to options granted before the establishment of this Plan and which have not been rolled over into and become subject to this Plan).

Stock options issued to officers, directors, employees and consultants are as follows:

		Weighted
	Number of	average
	shares	exercise price

Options outstanding - May 1, 2003	1,735,000	$1.65
Granted	327,500	3.68
Exercised	(490,100)	1.42
Forfeited	(20,000)	2.20

Options outstanding - January 31, 2004	1,552,400	$2.15

Options exercisable - January 31, 2004	880,150	$1.62

The following table summarizes information about stock options outstanding and exercisable at January 31, 2004:

			Outstanding	Exercisable
			options	options
			weighted	weighted
			average	average
	Options	Options	remaining life	remaining life
Exercise price	outstanding	exercisable	(years)	(years)

$1.10	200,000	200,000	2.15	2.15
1.35	329,400	329,400	2.68	2.68
1.60	101,000	21,000	3.19	3.19
2.05	35,000	35,000	3.31	3.31
2.20	534,500	259,750	3.95	3.95
2.45	35,000	35,000	3.35	3.35
2.80	67,500	-	4.54	-
3.95	250,000	-	4.82	-

$1.10 - $3.95	1,552,400	880,150	3.54	3.00

The company grants all employee stock options with an exercise price equal to the market value of the underlying common shares on the date of grant. Accordingly, under the intrinsic value method, no compensation expense has been recognized on the employee stock option in the statements of operations. If compensation costs for all grants under the employee stock option plan had been determined by the fair value method, net income and earnings per share would have been as follows:

KIRKLAND LAKE GOLD INC.

NOTES TO INTERIM FINANCIAL STATEMENTS (UNAUDITED)

NINE MONTHS ENDED JANUARY 31, 2004

(EXPRESSED IN CANADIAN DOLLARS)

9. OPTIONS (CONT'D)

	THREE MONTH	THREE MONTH	NINE MONTH	NINE MONTH
	PERIOD ENDED	PERIOD ENDED	PERIOD ENDED	PERIOD ENDED
	JANUARY 31	JANUARY 31	JANUARY 31	JANUARY 31
	2004	2003	2004	2003

Loss
As reported	$(5,741,049)	$(2,001,671)	$(14,402,759)	$(1,794,376)
Pro forma	$(5,940,082)	$(2,021,374)	$(14,710,749)	$(1,890,198)
Loss per share
As reported	$(0.19)	$(0.10)	$(0.51)	$(0.09)
Pro forma	$(0.21)	$(0.10)	$(0.56)	$(0.10)

The fair value of each option at the date of grant was estimated using the Black-Scholes option-pricing model with the following assumptions:

	JANUARY 31	APRIL 30
	2004	2003

Expected life of options	5 years	5 years
Risk-free interest rate	3 - 5%	3 - 5%
Expected stock price volatility	70%	70%
Expected dividend yield	0%	0%
Weighted-average fair value of options	$2.19	$2.18

Option pricing models require the input of highly subjectiv e assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company's stock options.

For the nine months ended January 31, 2004, the value of stock options granted to non-employees is $64,330. The fair value of these options is estimated using the Black-Scholes option pricing model.

The value ascribed to unexercised options recorded as a component of shareholders' equity is as follows:

	JANUARY 31	APRIL 30
	2004	2003

Balance - Beginning of period	$112,362	$128,168

Options granted to non-employees	64,330	22,133
Exercise of options	(23,426)	(31,747)
Options forfeited	-	(6,192)

Balance - End of period	$153,266	$112,362

KIRKLAND LAKE GOLD INC.

NOTES TO INTERIM FINANCIAL STATEMENTS (UNAUDITED)

NINE MONTHS ENDED JANUARY 31, 2004

(EXPRESSED IN CANADIAN DOLLARS)

10. WARRANTS

The changes in warrants outstanding are as follows:

		Weighted
		average
	Number of	exercise
	shares	price

Warrants outstanding - May 1, 2003	1,721,823	$1.63
Granted	3,073,749	3.52
Exercised	(734,948)	1.69

Warrants outstanding - January 31, 2004	4,060,624	$3.09

The value ascribed to unexercised warrants recorded as a component of shareholders' equity is as follows:
	JANUARY 31	APRIL 30
	2004	2003

Balance - Beginning of period	$696,270	$1,044,040

Unit proceeds allocated to warrants	3,810,043	315,211
Warrants issued as bonus on issuance of convertible loans	-	218,266
Agents warrants issued in private placement (Note 8.b)	158,788	-
Exercise of warrants	(294,854)	(881,247)

Balance - End of period	$4,370,247	$696,270

11. RELATED PARTY TRANSACTIONS

The following related party transactions occurred during the period:

During the nine months ended January 31, 2004 the company paid office facilities and administration services in the amount of $31,500 (2003 - $39,000) to a company related by directors in common.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

12. SEGMENTED INFORMATION

The company has one operating segment consisting of a mining and milling operation located in Kirkland Lake, Canada. During the periods ended January 31, 2004 and 2003 all of the company's capital assets and operations were in Canada.

KIRKLAND LAKE GOLD INC.

NOTES TO INTERIM FINANCIAL STATEMENTS (UNAUDITED)

NINE MONTHS ENDED JANUARY 31, 2004

(EXPRESSED IN CANADIAN DOLLARS)

13. SUPPLEMENTAL CASH FLOW INFORMATION

During the three and nine month periods ended January 31, 2004 and 2003, the company conducted non-cash financing and investing activities as follows:

	THREE MONTH	THREE MONTH	NINE MONTH	NINE MONTH
	PERIOD ENDED	PERIOD ENDED	PERIOD ENDED	PERIOD ENDED
	JANUARY 31	JANUARY 31	JANUARY 31	JANUARY 31
	2004	2003	2004	2003

Warrants issued as share	$158,788	$-	$158,788	$315,211
issuance costs
Warrants issued as convertible	$-	$-	$-	$218,266
loans financing costs
Stock-based compensation	$32,803	$3,496	$64,330	$11,587

14.  SUBSEQUENT EVENTS

On March 3, 2004 750,000 warrants were exercised at $1.60 per warrant.  The company received gross proceeds of $1,200,000.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIRKLAND LAKE GOLD

(the Registrant)

Date:	March 31, 2004	By:	Signed "Sandra Lee"
Signature Sandra Lee, Secretary
Name* Title

*Print name and title under the signature of the signing officer

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document Required to be Furnished

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer

(i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or

(ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or

(iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (i),(ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to securityholders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d).  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to securityholders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.